October 19, 2021
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Roundhill IO Digital Infrastructure ETF (the “Fund”)

Dear Mr. Sutcliffe:
This correspondence responds to the additional comment that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 114 to the Trust’s Registration Statement on Form N-1A filed August 5, 2021 (SEC Accession No. 0000894189-21-005006) (the “Amendment”). For your convenience, the comments have been reproduced below in bold with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.The Staff believes the information provided in October 13, 2021 response to the Comment 10 is useful to an investor’s understanding and ask that the Trust includes the additional details provided in the response and the initial GVS weighting.
Response: The Trust has added the following disclosure in response to the Staff’s requests:
Growth, Value, and Soundness are interrelated and overlapping factors. Each GVS factor is weighted according to the Index’s proprietary ranking methodology, which utilizes specific metrics, including: last twelve months (“LTM”) sales; two-year growth in cash flows from operations per share; two-year percentage change in earnings before interest, tax, depreciation and amortization (“EBITDA”) margin, LTM EBITDA less capital expenditure margin; enterprise value/EBITDA; and net debt/EBITDA. These metrics are interrelated and may be applicable to one or more of the GVS factors. The metrics and their weightings with respect to each GVS factor may be adjusted by the Index Committee over time. However, attributing those metrics to the factor with which they are currently most strongly associated, the Index Committee anticipates the following initial GVS factor weighting: 40% Growth, 10% Value, and 50% Soundness.

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If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-336-9563.
Sincerely,
/s/ Alia Vasquez
Alia Vasquez
Assistant Secretary
Listed Funds Trust